Page 1 of 30 Pages


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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------


                              AMENDMENT NO. 3 TO
                                 SCHEDULE 13D*

                   Under the Securities Exchange Act of 1934

                              Olsten Corporation
                               (Name of Issuer)

                    Common Stock, Par Value $.10 Per Share
                        (Title of Class of Securities)

                                                    681385 20 9
                                (CUSIP Number)

                                                        With a copy to
Laurin Laderoute, Jr., Esq.,                        Robert Rosenman, Esq.
Olsten Corporation                                 Cravath, Swaine & Moore
175 Broad Hollow Road                                  Worldwide Plaza
Melville, NY  11747                                   825 Eighth Avenue
(516) 844-7260                                     New York, New York 10019
                                                        (212) 474-1300

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 17, 1999
            (Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

               NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

               * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

               The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following pages
                              Page 1 of 30 Pages

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


                                 SCHEDULE 13D

           CUSIP NO. 681385 20 9                      Page  2 of 30 Pages


1 Name of Reporting Person I.R.S. Identification No. of Above Person (entities only)

    Stuart Olsten

2  Check the Appropriate Box If a Member of a Group (See Instructions) (a) [ ]
                                                                       (b) [X]

3  SEC Use Only

4  Source of Funds (See Instructions)
   OO

5  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e)                                                      [ ]

6  Citizenship or Place of Organization
   USA

                           7    Sole Voting Power Shares
                                1,929,952
        NUMBER OF
          SHARES           8    Shared Voting Power Shares
       BENEFICIALLY             4,305,247
      OWNED BY EACH
        REPORTING          9    Sole Dispositive Power Shares
       PERSON WITH              1,933,552

                           10   Shared Dispositive Power Shares
                                4,305,247

11 Aggregate Amount Beneficially Owned by Each Reporting Person
   4,753,452

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain          [X]
   Shares [FN1] (See Instructions)

13 Percent of Class Represented by Amount in Row (11)   36.38 %

14 Type of Reporting Person (See Instructions)  IN

---------------------------------

FN1 Mr. Olsten disclaims beneficial ownership in shares of Class B Common Stock held in the following trusts and custodial accounts as to which he is a trustee or custodian, as the case may be: 1,261,419 shares held by the 1995 Succeeding GRAT, 83,605 shares of Class B Common stock held by the Olsten Descendants' Trust, 45,000 shares of Class B Common stock held by the 1989 Dana Ashburn Trust, 45,000 shares of Class B Common Stock held by the 1989 Devin Ashburn Trust, 45,000 shares of Class B Common Stock held by the 1989 Gregory Olsten Trust and 1,323 shares of Class B Common Stock held in the Arlena Olsten UGMA.

                                 SCHEDULE 13D


           CUSIP NO. 681385 20 9                      Page 3 of  30 Pages


1 Name of Reporting Person I.R.S. Identification No. of Above Person (entities only)
   Miriam Olsten

2  Check the Appropriate Box If a Member of a Group (See Instructions) (a) [ ]
                                                                       (b) [X]

3  SEC Use Only

4  Source of Funds (See Instructions)
   OO

5  Check Box If Disclosure of Legal Proceedings Is Required Pursuant
   To items 2(d) or 2(e)                                                   [ ]

6  Citizenship or Place of Organization
   USA

                           7    Sole Voting Power Shares
        NUMBER OF               4,075,714
          SHARES
       BENEFICIALLY        8    Shared Voting Power Shares
      OWNED BY EACH             0
        REPORTING
       PERSON WITH         9    Sole Dispositive Power Shares
                                4,075,714

                           10   Shared Dispositive Power Shares
                                0

11 Aggregate Amount Beneficially Owned by Each Reporting Person
   3,138,904

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain
   Shares [FN1] (See Instructions)                                         [X]

13 Percent of Class Represented by Amount in Row (11)    24.02%

14 Type of Reporting Person (See Instructions)
   IN

---------------------------------

FN1 Mrs. Olsten disclaims beneficial ownership in 936,810 shares of Class B Common Stock held by the 1985 Cheryl Ashburn Trust, for which she is a trustee.

                                 SCHEDULE 13D

           CUSIP NO. 681385 20 9                      Page  4 of  30 Pages


1 Name of Reporting Person I.R.S. Identification No. of Above Person (entities only)
   Cheryl Olsten

2  Check the Appropriate Box If a Member of a Group (See Instructions) (a) [ ]
                                                                       (b) [X]

3  SEC Use Only

4  Source of Funds (See Instructions)
   OO

5  Check Box If Disclosure of Legal Proceedings Is Required Pursuant
   To items 2(d) or 2(e)                                                   [ ]

6  Citizenship or Place of Organization
   USA

                           7    Sole Voting Power Shares
        NUMBER OF               938,165
          SHARES
       BENEFICIALLY        8    Shared Voting Power Shares
      OWNED BY EACH             4,305,247
        REPORTING
       PERSON WITH         9    Sole Dispositive Power Shares
                                938, 165

                           10   Shared Dispositive Power Shares
                                4,305,247

11 Aggregate Amount Beneficially Owned by Each Reporting Person
   3,763,388

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain
   Shares [FN1] (See Instructions)                                         [X]

13 Percent of Class Represented by Amount in Row (11)    28.80%

14 Type of Reporting Person (See Instructions)
   IN

---------------------------------

FN1 Ms. Olsten disclaims beneficial ownership in shares of Class B Common Stock held by the following trusts as to which she is a trustee:
     1,261,419 shares of Class B Common stock held by the 1995 Succeeding GRAT, 83,605 shares of Class B Common Stock held by the Olsten Descendants' Trust, 45,000 shares of Class B Common Stock held by the Ashburn Descendants' Trust, 45,000 shares of Class B Common Stock held by the 1989 Devin Ashburn Trust and 45,000 shares of Class B Common Stock held by the 1989 Gregory Olsten Trust.

                                 SCHEDULE 13D


           CUSIP NO. 681385 20 9                      Page  5 of  30 Pages


1 Name of Reporting Person I.R.S. Identification No. of Above Person (entities only)
   Robert Riedinger

2  Check the Appropriate Box If a Member of a Group (See Instructions) (a) [ ]
                                                                       (b) [X]

3  SEC Use Only

4  Source of Funds (See Instructions)
   OO

5  Check Box If Disclosure of Legal Proceedings Is Required Pursuant
   To items 2(d) or 2(e)                                                   [ ]

6  Citizenship or Place of Organization
   USA

                           7    Sole Voting Power Shares

        NUMBER OF          8    Shared Voting Power Shares
          SHARES                5,734,052
       BENEFICIALLY
      OWNED BY EACH        9    Sole Dispositive Power Shares
        REPORTING
       PERSON WITH         10   Shared Dispositive Power Shares
                                5,734,052

11 Aggregate Amount Beneficially Owned by Each Reporting Person
   0

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain
   Shares [FN1](See Instructions)                                          [X]

13      Percent of Class Represented by Amount in Row (11)    0%

14      Type of Reporting Person (See Instructions)
        IN

----------------------------

FN1 Mr. Riedinger disclaims beneficial ownership in each of the trusts of which he is a trustee.

                                 SCHEDULE 13D


           CUSIP NO. 681385 20 9                      Page 6 of  30 Pages


1 Name of Reporting Person I.R.S. Identification No. of Above Person (entities only)
   Andrew Heine

2  Check the Appropriate Box If a Member of a Group (See Instructions) (a) [ ]
                                                                       (b) [X]

3  SEC Use Only

4  Source of Funds (See Instructions)
   OO

5  Check Box If Disclosure of Legal Proceedings Is Required Pursuant
   To items 2(d) or 2(e)                                                   [ ]

6  Citizenship or Place of Organization
   USA

                           7    Sole Voting Power Shares
        NUMBER OF
          SHARES           8    Shared Voting Power Shares
       BENEFICIALLY             3,127,610
      OWNED BY EACH
        REPORTING          9    Sole Dispositive Power Shares
       PERSON WITH
                           10   Shared Dispositive Power Shares
                                3,127,610

11 Aggregate Amount Beneficially Owned by Each Reporting Person
   0

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain
   Shares                                                                  [X]

13 Percent of Class Represented by Amount in Row (11)  0%

14 Type of Reporting Person (See Instructions)
   IN

---------------------------

1 Mr. Heine disclaims beneficial ownership in each of the trusts of which he is a trustee.

                                                            Page 7 of 30 Pages


               This amendment No. 3, filed on behalf of Mrs. Miriam Olsten, Mr. Stuart Olsten, Ms. Cheryl Olsten, Mr. Andrew Heine and Mr. Robert Riedinger (the "Group"), amends the Schedule 13D filed by Mrs. Olsten, Mr. Riedinger and Mr. Heine on December 11, 1991 as amended by Amendment No. 1 filed by Mrs. Olsten, Mr. Riedinger and Mr. Heine on July 13, 1992 and as amended by Amendment No. 2 filed by Mrs. Olsten, Mr. Riedinger, Mr. Heine, Mr. Olsten, Mrs. Cheryl Ashburn and Mr. Bernard Silverstein on September 10, 1993.

Item 4.  Purpose of Transaction.

               The following information is hereby added to the information provided in response to Item 4:

               On August 17, 1999, a principal stockholders agreement (the "Voting Agreement") was entered into by and among Adecco SA, a societe anonyme ("Adecco"), Miriam Olsten, Stuart Olsten, Cheryl Olsten, 1985 Cheryl Ashburn Trust, 1995 Succeeding GRAT, Trust FBO Stuart Olsten and Trust FBO Cheryl Olsten, each a record owner of outstanding Class B Common Stock as well as certain Common Stock (collectively, the "Shares"), individually and/or as trustees of certain trusts (collectively, the "Stockholders" and each, individually a "Stockholder") pursuant to which each of the Stockholders agreed, severally and not jointly and solely with respect to the Shares held of record by such Stockholder to vote (i) in favor of the merger (the "Merger") of Olsten Corporation with Adecco pursuant to an Agreement and Plan of Merger, dated August 17, 1999 by and among Adecco, Staffing Acquisition Corporation and Olsten Corporation (the "Merger Agreement"), the Merger Agreement, the Separation Agreement (as defined in the Merger Agreement), the Voting Agreement and any actions required in furtherance thereof (the "Subject Transactions"); (ii) against any Acquisition Transaction (as defined in the Merger Agreement) (other than the Merger and the transactions contemplated thereby) and against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement under the Merger Agreement or the Separation Agreement or the Voting Agreement; and (iii) except as otherwise agreed to in writing in advance by Adecco, and regardless of the status of the Merger and the transactions contemplated by the Voting Agreement, the Merger Agreement, or the Separation Agreement, against the following actions (other than pursuant to the terms of the Voting Agreement, the Merger Agreement, or the Separation Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Olsten Corporation or any of its Subsidiaries (as defined in the Merger Agreement); (B) any sale, lease or transfer by Olsten Corporation of a material amount of assets (including stock) of Olsten Corporation or any of its Subsidiaries, or a merger, restructuring, recapitalization, special dividend, dissolution or liquidation of Olsten Corporation or any of its Subsidiaries; or (C)(1) any change in a majority of the persons who constitute the board of directors of Olsten Corporation or any of its Subsidiaries; (2) any change in the present capitalization of Olsten Corporation or any of its Subsidiaries including any proposal to sell a substantial equity interest in Olsten Corporation or any of its Subsidiaries; (3) any amendment of Olsten Corporation's or any of its Subsidiaries' charters or By-laws; (4) any other change in Olsten Corporation's or any of its Subsidiaries' corporate structure or business; or
(5) any other action which, in the case of each of the matters referred to in clauses (C)(1), (2), (3) or (4), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially

                                                            Page 8 of 30 Pages

adversely affect the Voting Agreement, the Merger Agreement, the Separation Agreement, the Merger, the Split-Off (as defined in the Merger Agreement) or the transactions contemplated by the Voting Agreement, the Merger Agreement and the Separation Agreement. In addition, each Stockholder agreed that it would, upon request by Adecco, furnish written confirmation, in form and substance reasonably acceptable to Adecco, of such Stockholder's vote in the manner required by clauses (i)-(iii) above.

               Each Stockholder also agreed severally and not jointly that it would not enter into any agreement or understanding with any Person the effect of which would be inconsistent with or violative of the provisions and agreements contained in the Voting Agreement, and shall take all such actions necessary to approve, if so requested by Adecco, all or any actions incident to the Subject Transactions or the other matters referred to in Section 2 of the Voting Agreement by stockholder written consent.

               Item 5 is hereby amended to read in its entirety as follows:

Item 5.  Interest in Securities of Issuer.

(a)            Class B Common Stock

               Mrs. Olsten has sole voting and investment power with respect to 4,075,714 shares of Class B Common Stock representing approximately 24.02% of the shares outstanding.

               Mr. Olsten has sole voting and investment power with respect to 1,929,952 shares of Class B Common Stock representing approximately 14.77% of the shares outstanding. In addition, as described below, Mr. Olsten shares voting investment power with regard to 4,305,247 shares of Class B Common Stock, bringing his beneficial ownership to 47.72% of the total amount outstanding.

               Ms. Olsten has sole voting and investment power with respect to 938,165 shares of Class B Common Stock representing approximately 7.2% of the shares outstanding. In addition, as described below, Ms. Olsten shares voting investment power with regard to 4,305,247 shares of Class B Common Stock, bringing her beneficial ownership to 40.13% of the total amount outstanding.

               Mr. Olsten, Ms. Olsten and Mr. Riedinger share voting and investment power with respect to 2,522,837 shares of Class B Common Stock held in trust representing approximately 19.31% of the Class B Common Stock outstanding. In addition, as described below, Mr. Riedinger shares voting investment power with regard to 3,211,215 shares of Class B Common Stock, bringing his beneficial ownership to 43.25% of the total amount outstanding.

               Mr. Olsten, Mr. Heine and Mr. Riedinger share voting and investment power with respect to 1,563,805 shares of Class B Common Stock representing 11.97% of the Class B Common Stock outstanding. In addition, as described below, Mr. Heine shares voting investment power with regard to 1,563,805 shares of Class B Common Stock, bringing his beneficial ownership to 23.94% of the total amount outstanding.

                                                            Page 9 of 30 Pages

               Ms. Olsten, Mr. Heine and Mr. Riedinger share voting and investment power with respect to 1,563,805 shares of Class Common Stock representing 11.97% of the Class B Common Stock outstanding.

               Mr. Olsten and Bernard Silverstein share voting and investment power with respect to 83,605 shares of Class B Common Stock outstanding representing 0.64% of the Class B Common Stock outstanding.

               Ms. Olsten and Mr. Riedinger share voting and investment power with respect to 83,605 shares of Class B Common Stock outstanding representing 0.64% of the Class B Common Stock outstanding.

               Mr. Olsten and Ms. Olsten share voting and investment power with respect to 135,000 shares of Class B Common Stock representing 1.03% of the Class B Common Stock outstanding.

               The Shares total

(b) Each of the above mentioned persons has the sole or shared power to vote or dispose of the ownership of the number of shares beneficially owned by him or her as set forth in item 5(a), above.

(c)            Not Applicable.

(d)            Not Applicable.

(e)            Not Applicable.

               Item 5 is hereby amended to read in its entirety as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Other than as described in Item 4 above, there are no contracts, arrangements, understandings or relationships with respect to the Common Stock or the Class B Common Stock of the Issuer to which any Stockholder is a party.

Item 7. Material to be Filed as Exhibits to this Amendment No. 1 to Schedule
13D.

Exhibit 1. Principal Stockholders Agreement, dated as of August 17, 1999 by and among Adecco SA, Miriam Olsten, Stuart Olsten, Cheryl Olsten, 1985 Cheryl Ashburn Trust, 1995 Succeeding GRAT, Trust FBO Stuart Olsten and Trust FBO Cheryl Olsten.

Exhibit 2. Agreement and Plan of Merger, dated as of August 17, 1999, by and among Adecco SA., Staffing Acquisition Corporation and Olsten (filed as Exhibit 2.1 to the Company's 10-Q filed August 18, 1999).

Exhibit 3. Separation Agreement, dated as of August 17, 1999, by and among Olsten Adecco and Aaronco Corp (filed as Exhibit 2.2 to the Company's 10-Q filed August 18, 1999).

                                                           Page 10 of 30 Pages

Signature.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 26, 1999


By: /s/ Miriam Olsten
  ----------------------------------------
         Name:   Miriam Olsten



By: /s/ Stuart Olsten
  ----------------------------------------
         Name:   Stuart Olsten



By: /s/ Cheryl Olsten
  ----------------------------------------
         Name:   Cheryl Olsten



By: /s/ Robert Riedinger
  ----------------------------------------
         Name:   Robert Riedinger



By: /s/ Andrew Heine
  ----------------------------------------
         Name:   Andrew Heine